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June 4, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:   Loan Lauren Nguyen, Legal Branch Chief

Kevin Dougherty, Staff Attorney

Jenifer Gallagher, Staff Accountant

Mark Wojciechowski, Staff Accountant

Re:	Brookfield Renewable Corporation

Brookfield Renewable Partners L.P.

Registration Statement Originally Filed November 8, 2019 on Form F-1

File Nos. 333-234614 and 333-234614-01

Amendment No. 3 to Form F-1 on Form F-1/F-4

Filed June 4, 2020

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Renewable Corporation (“BEPC”) and Brookfield Renewable Partners L.P. (“BEP,” and together with BEPC, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 15, 2020, relating to the Registration Statement on Form F-1 (Registration Nos. 333-234614 and 333-234614-01) of the Registrants originally filed with the Commission on November 8, 2019, as amended (the “Registration Statement”). Amendment No. 3 to the Registration Statement on Form F-1/F-4 (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement to update other disclosure. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 3.

June 4, 2020

Prospectus Cover Page, page 1

1.

We note that you have defined here Brookfield to include “Brookfield Asset Management Inc.” and “its subsidiaries (other than entities within our the Brookfield Renewable group).” Please revise your prospectus cover page to clarify that this registration statement is not an offering made by “Brookfield.”

In response to the Staff’s comment, the Registrants have revised the cover of the Prospectus to clarify that this registration statement is not an offering made by Brookfield.

Risk Factors

BEPC’s operations in the future may be different from BEPC’s current Business, page 41

2.

You describe the current business of Brookfield Renewable here and the potential changes to BEPC’s business in the future. Please revise to briefly describe the assets that BEPC includes in its current business.

In response to the Staff’s comment, the Registrants have revised the risk factor on page 43 of Amendment No. 3 to briefly describe the assets that BEPC currently includes in its current business.

Special Note Regarding Forward-Looking Information, page 69

3. We note your bullet on page 72 noting the risks from “the separation of economic interest from control within BEPC’s organizational structure.” Please further explain the risk from this separation of economic interest within your organizational structure in your risk factors section.

In response to the Staff’s comment, the Registrants have reconsidered the aforementioned risk and no longer feel it is material, and have removed it from the Special Note Regarding Forward-Looking Information in Amendment No. 3.

Transactions Occurring Prior to the Special Distribution

Transactions Agreements , page 74

4.

We note that your glossary defines “Business” to be the United States, Brazilian and Columbian operations of BEP to be acquired by BEPC. In this section, however, you only appear to describe the determination to transfer the hydroelectric power assets in Brazil and Colombia and the related transfer agreements. Please revise to address the determination to transfer all the operations that defines the “Business.”

In response to the Staff’s comment, the Registrants have revised the disclosure on page 79 of Amendment No. 3.

Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Financial Statements for BEP, page 100

5.

We note you present pro forma basic and diluted earnings per BEP unit for the years ended December 31, 2017, 2018 and 2019. Please disclose the number of units used in the computations, on both the historical and pro forma basis as well as clearly show how you arrived at the number of units used to compute the pro forma per unit data.

June 4, 2020

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 115, 117, 118, 119 and 123 of Amendment No. 3.

Security Ownership, page 237

6.

We note your disclosure in footnote 5 to the beneficial ownership table that Partners Limited owns all of Brookfield’s Class B limited voting shares entitling it to appoint one half of the board of directors of Brookfield. Please also further describe the nature of Partners Limited’s control of Brookfield, such as disclosing the business of Partners Limited and any natural or legal persons that ultimately control or manage Partners Limited. See Item 7.A.3 of Form 20-F.

In response to the Staff’s comment, the Registrants have provided additional information on Partners Limited on page 256 of Amendment No. 3.

Cover page of joint proxy/prospectus, page AT-1

7.

You disclose that holders of public TERP shares will not participate in the special distribution. Please also disclose here whether or not the TERP acquisition can be completed if the special distribution does not occur.

In response to the Staff’s comment, the Registrants have revised page ALT-2 of Amendment No. 3 to add disclosure that the TERP acquisition will not be completed if the special distribution does not occur.

Material United States Federal Income Tax Considerations, page AT-249

8.

We note your disclosure on page ALT-253 that the following discussion thereunder constitutes the opinion of Torys LLP, special tax counsel to BEPC, as to the material U.S. federal income tax consequences to U.S. holders. However, at various times you appear to make a representation as to a material tax consequence that does not appear within the opinion of counsel, with such representation attributable to positions that BEPC or the general partner of BEP intend to take. For example:

•

On page ALT-255, you disclose that the exchange right generally should not be treated as taxable “boot” under Section 351 of the Code, and that BEPC intends to take this position for all U.S. federal income tax purposes;

•

On page ALT-256 you disclose that BEPC intends to take the position that the BEPC exchangeable shares are not preferred stock under Section 351(g) of the Code, which would otherwise make receipt of BEPC exchangeable shares taxable in full to a U.S. holder; and

•	On page ALT-261, in terms of the exercise of the BEP call right, that the general partner of BEP currently expects such exchange will qualify as tax-free under Section 721(a) of the Code.

As these representations appear to be material tax consequences, please revise to include such representations within the opinion of counsel. If there is significant doubt about the tax consequences, counsel may give a “should” or “more likely than not” opinion to make clear the opinion is subject to a degree of uncertainty. Refer to Section III.C.3 and 4 of Staff Legal Bulletin No. 19 for guidance.

June 4, 2020

In response to the Staff’s comment, the Registrants have revised the disclosure on page ALT-255 to clarify that it is the opinion of Torys LLP that the exchange right should not be treated as taxable “boot” for U.S. federal income tax purposes, although this tax treatment is not free from doubt. Further, the Registrants have revised the disclosure on pages ALT-98 and ALT-257 to clarify that it is the opinion of Torys LLP that the BEPC exchangeable shares should not be treated as nonqualified preferred stock within the meaning of Section 351(g) of the Code. With respect to the exchange of BEPC exchangeable shares for BEP units pursuant to BEP’s exercise of the BEP call right, the Registrants respectfully advise the Staff that whether such exchange qualifies as tax-free under Section 721(a) of the Code depends on future facts and circumstances with respect to which reasonable assumptions cannot be made. For this reason, Torys LLP has rendered no opinion with respect to such exchange. The Registrants also respectfully advise the Staff that a number of consequential changes to the U.S. tax disclosure reflect TerraForm Power’s receipt of a private letter ruling from the IRS regarding certain limited aspects of the BEPC share exchange.

Exhibits

9.

Please revise your form of proxy to disclose whether or not any proposals are related to or conditioned on the approval of other matters, such as whether proposal 1 is conditioned on the approval of proposals 2-4 or not. See Exchange Act Rule 14a-4(a)(3).

In response to the Staff’s comment, the Registrants have revised the form of proxy attached as Exhibit 99.5 to Amendment No. 3 to disclose that no proposal is conditioned on the approval of any other proposal.

General

10.

Disclosure on page ALT-133 states that TerraForm Power has been a controlled affiliate of Brookfield, and Brookfield and its affiliates have owned a majority of the outstanding shares of TERP common stock. We further note that if the TERP acquisition is completed, there will no longer be any publicly held shares of TERP common stock and the TERP common stock will be delisted. Please provide your analysis as to the applicability of Exchange Act Rule 13e-3 to the transaction with TerraForm Power, including any reliance on the exceptions to the rule’s applicability. In this regard, please address the exception in Rule 13e-3(g)(2) and its related requirements. We note that cash will be paid in lieu of any fractional shares of BEPC exchangeable shares or BEP units. In your response, please address that the exception in Rule 13e-3(g)(2) requires that security holders be offered or receive only an equity security and that such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction. Please also address: (i) the number of TERP common stockholders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of TERP common stockholders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests.

The Registrants have considered the applicability of Rule 13e-3 under the Exchange Act and concluded that Rule 13e-3 does not apply to the transaction with TerraForm Power, Inc. (“TERP”) because of the availability of the exception provided in Rule 13e-3(g)(2).

June 4, 2020

In the proposing release for Rule 13e-3 (Release No. 34-14185 (Nov. 17, 1977)), the Commission focused on protecting investors from the possible coercive and deleterious effects of going private transactions. The exception contained in Rule 13e-3(g)(2) was not in Rule 13e-3 as originally proposed in Release No. 34-14185, but was added by the Commission in response to comments that certain types of transactions “do not involve the potential for abuse and overreaching associated with the normal going private transactions” (Release No. 33-6100 and 34-16075 (Aug. 2, 1979)). These transactions included “mergers with and exchange offers by affiliates in which unaffiliated security holders would receive common stock of the surviving entity”. (Id.) The Commission agreed and made available the Rule 13e-3(g)(2) exception where security holders are offered “an equity which is either common stock or has essentially the same attributes as the equity security which is the subject of the Rule 13e-3 transaction”. (Id.) The Commission explained that it believed “that such transactions are also outside the purpose of Rule 13e-3 since all holders of that class of security are on equal footing and are permitted to maintain an equivalent or enhanced equity interest.” (Id.) The Registrants believe that the transaction with TERP satisfies this exception in Rule 13e-3(g)(2).

The text of the Rule 13e-3(g)(2) exception requires that the security holders are “offered or receive only an equity security” and the following three conditions are met: (i) the “equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock”; (ii) the equity security is registered pursuant to Section 12 of the Exchange Act or reports are required to be filed by the issuer pursuant to Section 15(d) of the Exchange Act; and (iii) if the security which is the subject of the Rule 13e-3 transaction was listed on a national securities exchange or authorized to be quoted on an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

In the TERP acquisition, the second and third conditions are or will be met because both the BEP units and the BEPC exchangeable shares are or will be registered under the Exchange Act and listed on the New York Stock Exchange.

The Registrants believe that the TERP acquisition satisfies the first condition for the reasons discussed further in this response. First, the Registrants believe that the BEPC exchangeable shares to be received by the unaffiliated TERP stockholders are “common stock” for purposes of Rule 13e-3(g)(2)(i). Second, the Registrants believe that the BEPC exchangeable shares offer substantially the same rights as shares of TERP common stock for purposes of Rule 13e-3(g)(2)(i). Third, the Registrants believe the ability of unaffiliated TERP stockholders to elect to receive BEP units as TERP acquisition consideration in lieu of BEPC exchangeable shares should not impact the availability of the Rule 13e-3(g)(2) exception. Fourth, the Registrants believe that cash offered in lieu of fractional interests is de minimis in the aggregate and does not affect the availability of the Rule 13e-3(g)(2) exception.

The BEPC exchangeable shares offered as TERP acquisition consideration are “common stock” within the meaning of Rule 13e-3(g)(2)(i) for purposes of the Rule 13e-3 analysis.

Rule 13e-3 itself does not provide a definition of “common stock.” In another context, Rule 19c-4 under the Exchange Act defines “common stock” as “any security of an issuer designated as common stock and any security of an issuer, however designated, which, by statute or by its terms, is a common stock (e.g., a security which entitles the holders thereof to vote generally on matters submitted to the issuer’s security holders for a vote)” (emphasis added). Rule 12b-2 under the Exchange Act and Rule 405 under the Securities Act define “common equity” as “any class of common stock or an equivalent interest, including but not limited to a unit of beneficial interest in a trust or a limited partnership interest.”

June 4, 2020

The Registrants note that BEPC is a corporation incorporated under the laws of British Columbia, Canada, and, while there is no definition of “common stock” or “common share” in the British Columbia Business Corporations Act, the Registrants believe that the BEPC exchangeable shares are essentially equivalent to common stock because, first, the BEPC exchangeable shares are entitled to cast one vote per share on all matters submitted to a vote of the BEPC shareholders, just as the shares of TERP common stock are entitled to cast one vote per share on all matters submitted to a vote of the TERP stockholders, and second, because the BEPC exchangeable shares provide the holders thereof with full economic exposure to, and full economic participation in the upside and downside of, the entire Brookfield Renewable group.

The Registrants’ conclusion that the BEPC exchangeable shares are “common stock” within the meaning of Rule 13e-3(g)(2)(i) is not affected by the existence of BEPC class B shares that will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes cast by holders of BEPC exchangeable shares. While TERP only has one class of voting shares, the Registrants note Brookfield and its affiliates currently control TERP and hold a majority of the voting power of outstanding shares of TERP common stock, which means that there is no effective difference in the voting rights of the BEPC exchangeable shares and TERP common stock. Additionally, even if the existence of the high voting BEPC class B shares is viewed as a limitation on the voting rights of the BEPC exchangeable shares, the Registrants note that, in Standard Shares, Inc. (Aug. 25, 1989), the Staff granted no-action relief where the common stock delivered in connection with a transaction had more limited voting terms than the one-vote-per share common stock surrendered.1

Additionally, the Registrant believes that the economic equivalence of BEP units and BEPC exchangeable shares, which results in the BEPC exchangeable shares not having a direct unlimited claim on all the residual assets of BEPC, should not alter the conclusion that the BEPC exchangeable shares are “common stock” within the meaning of Rule 13e-3(g)(2)(i). Although issued by BEPC, the BEPC exchangeable shares expose the holders thereof on an unlimited basis to the upside and downside of the economic performance of the Brookfield Renewable group, taken as a whole, including BEPC. The amount of any dividend payable on the BEPC exchangeable shares will be based on the performance of the entire Business Renewable group2, not solely the performance of BEPC, and not on the basis of a fixed dollar amount or formula. Similarly, upon the liquidation of the Brookfield Renewable group, the BEPC exchangeable shares would effectively entitle holders thereof (together with the holders of BEP units) to an unlimited claim to the residual assets of the Brookfield Renewable group, including BEPC, and the BEPC exchangeable shares would not have any liquidation preference over the holders of any other securities of the Brookfield Renewable group, as contrasted with securities conventionally thought to be “preferred stock”.

[1]

In Standard Shares, Inc., unaffiliated shareholders of a subsidiary that was merging with its parent would receive one share of Class A common stock of the parent for each share of common stock of the subsidiary. The parent’s existing common stock gave the holder the right to one vote per share. The Class A common stock to be received in the merger, in contrast, allowed the holders to elect the greater of two directors and 25% of the company’s board and had 1/10 of a vote on other matters. Certain other voting rights applied in the event of a change of control or if the common stock represented less than 12 1/2% of the parent’s common equity. In spite of these differences, the Staff granted no-action relief based on the opinion of counsel that the Class A common stock constituted “common stock” for purposes of Rule 13e-3(g)(2)(i).

[2]

Dividends on BEPC exchangeable shares are determined by reference to distributions on BEP units, which are, in turn, determined by reference to the performance of the entire Brookfield Renewable group.

June 4, 2020

BEPC exchangeable shares have substantially the same rights as the TERP common stock.

In addition to the above, the Registrants believe that the exception set forth in Rule 13e-3(g)(2) is available because the offered securities, the BEPC exchangeable shares, offer substantially the same rights as the TERP common stock, the subject securities. The Registrants understand that this standard is met where the rights of the offered security are “equivalent or enhanced” (Release No. 33-6100 and 34-16075 (Aug. 2, 1979)).

A comparison of the voting, dividend, redemption and liquidation rights, which are specifically referred to in Rule 13e-3(g)(2)(i), is set forth below. A review of the below supports the Registrants’ view that the rights, when taken as a whole, granted by the BEPC exchangeable shares, are substantially equivalent to or greater than the rights granted by the TERP common stock.

Voting. As discussed above, holders of BEPC exchangeable share will be entitled to cast one vote per BEPC exchangeable on all matters submitted to a vote. This is the same as the TERP common stock. While BEPC, unlike TERP, has another class of stock with greater per-share voting rights, that is not a difference that results from the terms of the BEPC exchangeable shares. In addition, as discussed above, Brookfield and its affiliates currently control TERP and have the ability to cast over 60% of the voting power of TERP common stock, so the difference between the relative voting power of Brookfield and the unaffiliated stockholders pre-TERP acquisition at TERP and post-TERP acquisition at BEPC is not substantial.

Dividends. Holders of BEPC exchangeable shares are entitled to dividends as declared by the BEPC board and have preference over dividends to holders of BEPC class B or BEPC class C shares. Each BEPC exchangeable share will entitle its holder cumulative dividends per share in a cash amount equal in value to (i) the amount of any distribution paid on a BEP unit multiplied by (ii) the conversion factor (which initially will be one). If the full amount of a BEPC exchangeable dividend is not declared and paid concurrently with a distribution on the BEP units, then the undeclared or unpaid amount of such BEPC exchangeable dividend will accrue.

Holders of TERP common stock are not entitled to cumulative or preferential dividends and instead receive dividends declared by the TERP board at its discretion. Accordingly, in the Registrants’ view, the dividend rights of the BEPC exchangeable shares are at least equivalent, if not enhanced by the accrual of unpaid dividends.

Redemption. BEPC exchangeable shares are redeemable by its holder or by the Registrants, while TERP common stock are not redeemable by its holder or TERP.

Holders of BEPC exchangeable shares have the right to redeem (i.e., exchange) their BEPC exchangeable shares for BEP units (or, at the election of the Registrants, the cash equivalent) plus unpaid accrued dividends. The Registrants intend to satisfy any redemption requests of holders by delivering a BEP unit rather than the cash equivalent.

The Registrants believe that the ability for holders of BEPC exchangeable shares to redeem their shares for BEP units is attractive to investors because investors are provided with the flexibility of continuing their investment in the form of a limited partnership interest in a partnership, which may confer tax advantages to certain investors. From the perspective of determining the applicability of the Rule 13e-3(g)(2) exception, the ability of a holder of BEPC exchangeable shares to redeem those shares is at worst an enhancement to the rights of holders of TERP common stock.

June 4, 2020

The Registrants have the right to redeem the BEPC exchangeable shares in exchange for BEP units, which is an equity security of BEPC’s parent, BEP, and not further redeemable by BEP. The Registrants do not currently intend to exercise this redemption right. BEPC exchangeable shares are not redeemable by the Registrants for cash. Although this feature is different than the rights of holders of TERP common stock, the Registrants respectfully suggest that this feature is not the normal concept of “redemption” where the security can be redeemed by the issuer for cash, terminating the holder’s economic exposure after the date of redemption. Instead, if the Registrants were to exercise this redemption right, holders of BEPC exchangeable shares would continue to have the same exposure to the economic performance of Brookfield Renewable group through their ownership of BEP units. In the context of the purposes of determining the applicability of the Rule 13e-3(g)(2) exception, the ability to change the form of an investment without changing its economic substance or the holder’s ongoing equity participation in the relevant business clearly is not what was intended by the reference to “redemption” rights.

Liquidation rights. In the event of liquidation of BEPC, holders of BEPC exchangeable shares have priority over BEPC class B shares and BEPC class C shares and will be entitled to receive, subject to adjustment for certain events, one BEP unit (or, at the election of BEPC, its cash equivalent) per BEPC exchangeable share held, subject to the prior rights of (i) holders of any classes of shares of BEPC ranking in priority or ratably with the BEPC exchangeable shares and (ii) holders of BEPC exchangeable shares and BEPC class C shares that exercise their redemption rights prior to the liquidation. If the assets of BEPC are insufficient to make such payment in full, then the assets of BEPC will be distributed among the holders of BEPC exchangeable shares ratably.

In the event of liquidation, holders of TERP common stock do not have any preference over any other classes of equity securities of TERP.

The ability of unaffiliated TERP stockholders to elect to receive BEP units as TERP acquisition consideration in lieu of BEPC exchangeable shares should not impact the availability of the Rule 13e-3(g)(2) exception.

In determining the intended scope of the Rule 13e-3(g)(2) exception, the Registrants understand the Staff has eschewed formalism and focused instead on whether a transaction is comprehended within the purposes of Rule 13e-3. While the Rule 13e-3(g)(2) exception provides that security holders may be offered “only an equity security,” Question and Answer 11, Release No. 34- 17719 (April 13, 1981) provides that the exception will not be lost if security holders are offered the opportunity to receive either cash or stock consideration if “each alternative offered is of substantially equal value”. As described in the Registration Statement, each BEPC exchangeable share has been structured with the intention to be the economic equivalent of a BEP unit. Therefore, the Registrants expect that the alternative of receiving BEP units as TERP acquisition consideration is and will continue to be of substantially equal value as receiving BEPC exchangeable shares as TERP acquisition consideration. In addition, there is no limit on the number of shares of TERP common stock that may be exchanged for BEPC exchangeable shares or BEP units, and the Registrants expect that a majority of the unaffiliated TERP stockholders will receive BEPC exchangeable shares (as opposed to electing to receive BEP units).

Certain transactions do not involve the potential for abuse associated with a typical going private transaction. A critical factor in determining if the protections of Rule 13e-3 are necessary is whether security holders are permitted to retain an equity interest in the entity that will subsume the issuer (Release No. 34-17719 (Apr. 13, 1981)). The Registrants believe that providing the unaffiliated TERP stockholders the option to elect to receive BEP units in lieu of BEPC exchangeable shares, both of which represent an equivalent equity interest in the entire Brookfield Renewable group (including TERP following the completion of the TERP acquisition), does not pose the risk which the Commission intended Rule 13e-3 to protect against.

Cash offered in lieu of fractional interests will be de minimis in the aggregate and does not affect the availability of the exception provided by Rule 13e-3(g)(2).

June 4, 2020

Set forth below is the information requested by the Staff with respect to the payment of cash in lieu of any fractional shares of BEPC exchangeable shares or BEP units.

•

As of May 29, 2020, based on information provided by TERP’s transfer agent, there were five record holders of TERP common stock (excluding holders of shares of TERP common stock held by affiliates of Brookfield, treasury shares and other shares that will be canceled upon the completion of the TERP acquisition). The Registrants expect that each such holder would receive cash in lieu of fractional shares or units because the exchange ratio is calculated out to three decimal points.

•

Pursuant to the terms of the Reorganization Agreement, the amount of cash to be paid in respect of fractional shares or units will be equal to the product of (i) amount of the fractional interest in a BEPC exchangeable share or BEP unit to which such holder would have been entitled and (ii) the volume-weighted average of the trading prices (the “VWAP”) of the BEPC exchangeable shares or BEP units, as applicable, on the NYSE for the five trading days following the completion of the TERP acquisition. Assuming that the VWAP of both the BEP units and BEPC exchangeable shares for the five trading days following the completion of the TERP acquisition are equal to the VWAP of the BEP units for the five trading days ending on May 29, 2020, the Registrants expect that the aggregate amount of cash to be paid to the unaffiliated TERP stockholders of record in lieu of fractional shares or units in the TERP acquisition will be approximately $143.67.

•

No unaffiliated TERP stockholder of record would be effectively cashed out after giving effect to the cash disposition of fractional interests because each unaffiliated TERP stockholder of record holds at least 13 shares of TERP common stock and, based on the exchange ratio of 0.381, would receive at least one BEPC exchangeable share or BEP units in the TERP acquisition.

As indicated by the figures above, the amount of cash to be paid by the Registrants to dispose of fractional interests in the TERP acquisition represents a de minimis portion of the value of the TERP acquisition consideration, which is approximately $1.6 billion (based on the closing price of the BEP units of $48.77 on NYSE on June 3, 2020). Except for this de minimis cash payment, which is incidental to the overarching exchange transaction, all of the consideration in the TERP acquisition will consist of BEPC exchangeable shares or BEP units. Payment of cash in lieu of fractional interests is not driven by any economic or value decision made by the parties, but rather is the result of a customary mechanical procedure in securities transactions which aims to mitigate unnecessary administrative burdens.

Because the amount of cash to be paid in lieu of fractional shares described above is de minimis in the context of the TERP acquisition, representing less than 0.00001% of the aggregate transaction value, and for the other reasons discussed elsewhere in this response, the Registrants believe that providing for cash in lieu of fractional interests does not exclude the TERP acquisition from the scope of the Rule 13e-3(g)(2) exception.

The Registrants have also considered that the Staff has not required the filing of a Schedule 13E-3 in certain recent going private transactions where cash was paid in lieu of fractional interests.

*************************

June 4, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Sachin Shah, Chief Executive Officer

Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.

Richard Hall, Esq.

Cravath, Swaine & Moore LLP

David J. Perkins, Esq.

Cravath, Swaine & Moore LLP